UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

DHT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
(212) 432-4650
Attention: Anne-Marie Kim, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 2 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,874,566(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,874,566(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,566(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.8%(1)
14.	Type of Reporting Person: OO, IA

(1) These figures have been adjusted to reflect (i) the 12:1 reverse stock split effected by the Issuer on July 17, 2012, and (ii) the updated total Shares outstanding figure reported by the Issuer as of December 31, 2012.  The Reporting Persons have not acquired or disposed of any Shares, and have not converted any of their Preferred Stock into Shares, since the filing of the Schedule 13D on May 14, 2012.

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 3 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,874,566(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,874,566(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,566(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.8%(1)
14.	Type of Reporting Person: OO, HC

(1) These figures have been adjusted to reflect (i) the 12:1 reverse stock split effected by the Issuer on July 17, 2012, and (ii) the updated total Shares outstanding figure reported by the Issuer as of December 31, 2012.  The Reporting Persons have not acquired or disposed of any Shares, and have not converted any of their Preferred Stock into Shares, since the filing of the Schedule 13D on May 14, 2012.

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 4 of 8 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,874,566(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,874,566(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,566(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.8%(1)
14.	Type of Reporting Person: IN, HC

(1) These figures have been adjusted to reflect (i) the 12:1 reverse stock split effected by the Issuer on July 17, 2012, and (ii) the updated total Shares outstanding figure reported by the Issuer as of December 31, 2012.  The Reporting Persons have not acquired or disposed of any Shares, and have not converted any of their Preferred Stock into Shares, since the filing of the Schedule 13D on May 14, 2012.

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 5 of 8 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,874,566(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,874,566(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,566(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.8%(1)
14.	Type of Reporting Person: IN, HC

(1) These figures have been adjusted to reflect (i) the 12:1 reverse stock split effected by the Issuer on July 17, 2012, and (ii) the updated total Shares outstanding figure reported by the Issuer as of December 31, 2012.  The Reporting Persons have not acquired or disposed of any Shares, and have not converted any of their Preferred Stock into Shares, since the filing of the Schedule 13D on May 14, 2012.

SCHEDULE 13D

Page 6 of 8 Pages

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on May 14, 2012 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Shares”), of DHT Holdings, Inc. (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 5, 2013, Judd Arnold resigned as a director from the Issuer’s board of directors in connection with his departure from Capital Group.  Notwithstanding, Illiquid Opportunities III retains the right to designate one individual to be appointed to the Issuer’s board of directors, pursuant to the Rights Agreement discussed in Item 4 of the Schedule 13D.  The Reporting Persons are currently in communication with the Issuer concerning the designation and appointment of a replacement director and anticipate designating a replacement director in due course.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  Effective July 17, 2012, the Issuer effected a 12:1 reverse stock split of the Shares. After adjustment for this reverse stock split, the Reporting Persons may be deemed to beneficially own 4,874,566 Shares upon conversion of their 292,474 shares of Preferred Stock, or approximately 34.8% of the Shares. The Reporting Persons have shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares reported herein.

The beneficial ownership percentage figure is based upon the sum of 9,140,877 Shares outstanding as of December 31, 2012, according to the Issuer’s Press Release dated January 29, 2013 and included as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on January 30, 2013, and 4,874,566 Shares that the Reporting Persons may be deemed to beneficially own upon conversion of their 292,474 shares of the Issuer’s Preferred Stock. Pursuant to Rule 13d-3 (d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 14,015,443 Shares outstanding.

(c) The Reporting Persons have not acquired or disposed of any Shares, and have not converted any of their Preferred Stock into Shares, since the filing of the Schedule 13D on May 14, 2012.

(d) Illiquid Opportunities III is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:      Joint Filing Agreement

SCHEDULE 13D

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

March 22, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of DHT Holdings, Inc., dated as of March 22, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

March 22, 2013